Mail Stop 4561
June 1, 2006

VIA U.S. MAIL

Mr. Anthony N. Lapine
Chief Executive Officer
Semotus Solutions, Inc.
718 University Ave., Suite 202
Los Gatos, CA 95032

Re: Semotus Solutions, Inc.
Form 10-K for the year ended March 31, 2005
Filed June 13, 2005
File No. 1-15569

Dear Mr. Lapine:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief